Diana Prano Work History

Since 2013, Diana Prano has been the President/Owner of Multimedia Talent Management LLC, a boutique talent management company representing actors in theater, film and television in New York City and Los Angeles.

A partial list of projects that have included MTM clients: Broadway: BIG FISH THE MUSICAL, IF/THEN, A GENTLEMEN'S GUIDE, HOLLER IF YOU HEAR ME, A CHRISTMAS STORY, MATILDA THE MUSICAL, WAITRESS, national tours and more. Following is a partial list of television shows that have showcased her clients: GOTHAM, ORANGE IS THE NEW BLACK, BULL, HOMELAND, UNBREAKABLE KIMMY SCHMIDT, THE DUECE, L& O SVU, BLUE BLOODS, PERSON OF INTEREST, LEFTOVERS, THE AMERICANS, THE FOLLOWING, BROAD CITY, THE DETOUR, ELEMENTARY, DONNY, and many more. Diana is a producer on upcoming pilots GOOD 'N SCREWED, A BEAUTIFUL DISTRACTION, and is the Executive Producer for the series FIFTH BOROUGH, and the feature film CLINTON ROAD. She has been an Associate Producer on the tour of A CHRISTMAS STORY, THE MUSICAL and an investor on BIG FISH, THE MUSICAL.